UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-14094
NOTIFICATION OF LATE FILING	CUSIP NUMBER 58319P 108

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	June 30, 2013

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meadowbrook Insurance Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

26255 American Drive
Address of Principal Executive Office (Street and Number)

Southfield, Michigan 48034
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Meadowbrook Insurance Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 within the prescribed time period.  On August 2, 2013, A.M. Best Company downgraded the Company’s financial strength rating from “A-” (Excellent) to “B++” (Good) with a “stable” outlook. Following such downgrade, the Company promptly undertook an analysis to quantify asset impairment charges arising from such downgrade.  Based upon the results of step one of its goodwill impairment test, the Company has concluded that its goodwill, which had a carrying value of $121 million as of June 30, 2013, was impaired as of June 30, 2013. The Company is now in the process of estimating its non-cash goodwill impairment charge for the three and six month periods ended June 30, 2013.  However, in light of the timing of the downgrade, and the complexity of the analysis, the Company has not had sufficient time to complete its evaluation.  The Company expects to complete its initial assessment in order to record an estimated goodwill impairment charge and file its Quarterly Report on Form 10-Q no later than August 14, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Karen M. Spaun	248	204-8178
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As described above, the Company has concluded that its goodwill, which had a carrying value of $121 million as of June 30, 2013, was impaired as of June 30, 2013. The Company is in the process of completing its quantification of asset impairment charges.  However, in light of the timing of the above-mentioned downgrade, the Company has not had sufficient time to complete such analysis.  Until the completion of such analysis, the Company is unable to estimate the effect of such impairment charge on the Company’s results of operations.

Forward-Looking Statements

This notification of late filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Words such as “will,” “expects,” “believe,” “anticipates,” “would,” “may be” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include the Company’s anticipated financial results and results of analyses on impairment charges. The Company’s actual results may differ materially from those anticipated in these forward-looking statements. These factors and risks include, but are not limited to, actions taken by regulators, rating agencies or lenders, including the impact of the downgrade by A.M. Best of the Company’s and its subsidiaries' financial strength rating, the anticipated impact and timing of a goodwill impairment charge, the Company’s ability to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 no later than the prescribed due date allowed pursuant to Rule 12b-25, and operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. The Company does not intend, and undertakes no duty to, release publicly any updates or revisions to any forward-looking statements contained herein.

Meadowbrook Insurance Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2013	By:	/s/ Karen M. Spaun
Karen M. Spaun, Senior Vice President and Chief Financial Officer